Exhibit 99.1

ROGERS BECOMES MAJORITY OWNER OF MAPLE LEAF SPORTS & ENTERTAINMENT

Closes transaction to acquire BCE’s 37.5% ownership stake in MLSE

Strengthens commitment to Canadian sports

Will invest to bring championships to Canada

TORONTO, July 2, 2025 – Rogers Communications Inc. (TSX: RCI.A and RCI.B) (NYSE: RCI) today announced it has closed its transaction to acquire BCE’s 37.5% ownership stake in Maple Leaf Sports & Entertainment (MLSE) for C$4.7 billion. Rogers is now the largest owner with a 75% interest in MLSE.

“MLSE is one of the most prestigious sports and entertainment organizations in the world and we’re proud to be the majority owner of these iconic sports teams,” said Tony Staffieri, President and CEO, Rogers. “Live sports are a core part of our business and core to the fans who live and breathe every moment.”

Rogers has invested over $15 billion in Canadian sports over the past decade and will continue to invest to bring championships to Canada.

“We’re passionate about winning and we’re committed to bringing more championships to fans in Canada,” said Edward Rogers, Executive Chair, Rogers.

The acquisition expands Rogers leadership in Canadian sports, adding to its portfolio that includes the Toronto Blue Jays, Rogers Centre and Sportsnet – the number one sports network in Canada. Rogers also has long-term strategic partnerships with the NHL including a new 12-year agreement for the national media rights through 2037-2038, and with the Vancouver Canucks, Edmonton Oilers and Calgary Flames.

The transaction closed effective July 1 after receiving all necessary regulatory and league approvals. The purchase price was primarily funded from revolving bank credit facilities together with cash on hand.

“MLSE is a valuable and appreciating asset and this investment positions us to unlock more value for Rogers shareholders,” added Staffieri. “We’re building something that lasts – on the ice, on the court, on the field, and across the country.”

About Rogers Communications Inc.

Rogers is Canada’s leading communications and entertainment company and its shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For more information, please visit rogers.com or investors.rogers.com.

For further information:

Media Relations

media@rci.rogers.com

1-844-226-1338

Investor Relations

investor.relations@rci.rogers.com

1-844-801-4792